SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31543; 812-14354]

Trust for Professional Managers and William Blair & Company, L.L.C.; Notice of Application

April 1, 2015

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

<u>Summary of Application</u>: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

<u>Applicants</u>: Trust for Professional Managers (the "Trust") and William Blair & Company,

L.L.C. ("William Blair").

<u>Filing Date</u>: The application was filed on August 29, 2014, and amended on March 24, 2015.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 27, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants: Trust for Professional Managers, 615 East Michigan Street,

Milwaukee, WI 53202; and William Blair & Company, L.L.C., 222 West Adams Street,

Chicago, Illinois 60606.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or

Dalia Osman Blass, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust was organized as a Delaware statutory trust on May 29, 2001 and is

registered under the Act as an open-end management investment company. William Blair, a

Delaware limited liability company, is registered as an investment adviser under the Investment

Advisers Act of 1940 ("Advisers Act"). Of the funds in the Trust, William Blair currently serves

as investment adviser only to the William Blair Directional Multialternative Fund. William Blair

also serves as the Funds' (as defined below) principal underwriter and distributor.

     2.   Applicants request the exemption to the extent necessary to permit any existing or

future series of the Trust and any other registered open-end management investment company or

series thereof that (a) is advised by William Blair or any person controlling, controlled by or

under common control with William Blair (any such adviser or William Blair, an "Adviser");

(b) is in the same group of investment companies as defined in section 12(d)(1)(G) of the Act;

(c) operates as a "fund of funds" and invests in other registered open-end management

investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act; and

(d) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on

rule 12d1-2 under the Act (the "Funds"), to also invest, to the extent consistent with its

investment objectives, policies, strategies and limitations, in financial instruments that may not

be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1]

Applicants also request that the order exempt any entity, including any entity controlled by or

under common control with an Adviser, that now or in the future acts as principal underwriter, or

broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the

"Exchange Act")), with respect to the transactions described herein.

3.   Consistent with its fiduciary obligations under the Act, each Fund's board of

trustees will review the advisory fees charged by the Fund's Adviser to ensure that the fees are

based on services provided that are in addition to, rather than duplicative of, services provided

pursuant to the advisory agreement of any investment company in which the Fund may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

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[1] All entities that currently intend to rely on the requested order are named as applicants. Any other entity that
relies on the order in the future will comply with the terms and condition of the application.

will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2. Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3. Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (i) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities issued by an investment company); and (iii) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants submit that their request for relief meets this standard.

5.	Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds to invest in Other Investments while investing in Underlying Funds. Applicants state that the Funds will comply with rule 12d1-2 under the Act, but for the fact that the Funds may invest a portion of their assets in Other Investments. Applicants assert that permitting the Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary